02/28/2013 02:26 12122797805 [redacted] PAGE 01/02

13014281

SEC Mail Processing Section
MAR 04 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68269 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Trading LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York | NY | 10006
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Fusco 646 716 3000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seligson and Giannattasio LLP
(Name – *if individual, state last, first, middle name*)

723 N. Broadway White Plains NY 10603
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/19

# OATH OR AFFIRMATION

I, John Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Trading LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Title

NANCY MALLOZZI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MA6177128
Qualified in Kings County
My Commission Expires November 13, 2015

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELIGSON &
GIANNATTASIO, LLP
Certified Public Accountants and Consultants

723 N. Broadway
White Plains, NY 10603
Phone: (914) 428-5560

60 East 42nd St. 46th Floor
New York, NY 10165
Phone: (646) 580-2675

175 Central Avenue
Farmingdale, NY 11735
Phone: (516) 350-8710

28 Brunswick Avenue
Edison, NJ 08817
Phone: (732) 993-8235

42 Main Street Suite 200
Bridgeport, CT 06606
Phone: (203) 212-9781



## Independent Auditors' Report

To the Members
Legend Trading LLC
New York, NY

We have audited the accompanying financial statements of Legend Trading LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Trading LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Supplemental Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information included in the accompanying Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Seligson & Giannattasio, LLP
White Plains, New York
February 28, 2013

# LEGEND TRADING LLC

## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 32,930 |
| Securities at market | 210,821 |
| Receivable from clearing agent | 2,670 |
| Prepaid expenses | 3,330 |
| Total assets | $ 249,751 |
| **LIABILITIES & MEMBERS' EQUITY** | |
| Liabilities: | |
| Accounts payable and accrued expenses | $ 43,201 |
| Payable to clearing agent | 20,723 |
| Total liabilities | 63,924 |
| Commitments and contingencies | |
| Members' Equity | 185,827 |
| Total liabilities and members' equity | $ 249,751 |

See notes to financial statements.

# LEGEND TRADING LLC

## STATEMENT OF OPERATIONS

### YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| Revenues: | | |
| Trading income and fees | | $ 46,895 |
| Expenses: | | |
| Trader distribution expenses | $ 115,512 | |
| Floor brokerage and clearance charges | 186,682 | |
| Professional fees | 110,091 | |
| Regulatory costs | 79,429 | |
| Other general and administrative expenses | 222,557 | |
| Total expenses | | 714,271 |
| Net loss | | $ (667,376) |

See notes to financial statements.

# LEGEND TRADING LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

### YEAR ENDED DECEMBER 31, 2012

| | |
|---|---|
| Members equity, January 1, 2012 | $3,991,595 |
| Member contributions | 1,096,422 |
| Net loss | (667,376) |
| Distributions to members | (4,234,814) |
| Members' equity, December 31, 2012 | $ 185,827 |

See notes to financial statements

# LEGEND TRADING LLC

## STATEMENT OF CASH FLOWS

### YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | | $ (667,376) |
| Changes in operating assets and liabilities: | | |
| Receivable from clearing agent | | 23,762 |
| Securities Purchased at Market | | 442,278 |
| Securities sold, not yet purchased | | (12,192) |
| Other current assets | | (3,330) |
| Accounts payable and accrued expenses | | (21,653) |
| Payable to clearing agent | | (248,962) |
| NET CASH FLOWS FROM OPERATING ACTIVITIES | | (487,473) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Proceeds from fixed assets | | 20,000 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Capital contributions from members | $1,096,422 | |
| Distributions to members | (605,084) | |
| NET CASH FLOWS FROM FINANCING ACTIVITIES | | 491,338 |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | | 23,865 |
| Cash and cash equivalents – beginning of period | | 9,065 |
| Cash and cash equivalents – end of period | | $ 32,930 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOWS: | | |
| Cash paid for: | | |
| Income taxes | | $ -- |
| Interest | | $ -- |
| Non-cash Investing and Financing Activities: | | |
| Distribution of securities to Class A member | | $3,629,730 |

See notes to financial statements.

# LEGEND TRADING LLC

## NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

### NOTE 1 - ORGANIZATION

Legend Trading LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Stock Exchange ('CBSX"), and the Securities Investor Protection Corporation ("SIPC"). The Company's principal business activity is proprietary trading as principal in the securities markets. The Company has entered into a Clearing Agreement with another broker/dealer (the "Clearing Broker") which provides for all securities transactions to be cleared through the Clearing Broker on a fully disclosed basis. As a result, the Company is exempt from SEC Rule 15c3-3.

The Company was organized as a limited liability company under the laws of the State of New York in 2008. The Company was granted membership privileges with the Chicago Board Stock Exchange ("CBSX") in July 2009 and began trading operations in October 2009.

The principal owner of the Company is Stocktrade Network, Inc., which in turn is majority owned by the Manager Member of the Company. Class B members include individual traders who are required to make an initial capital contribution and who receive a percentage of their trading profits less certain allocated trading and overhead expenses.

In January 2013, the Company withdrew as a registered broker dealer of securities.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

#### Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

#### Securities Transactions

Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled.

#### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Receivable from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations represent billings for trading commissions and trading profits. Based on the Company's history, bad debts to date have not been material, and as such a reserve has not been established.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income taxes

The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. Accordingly, the Company has not provided for U.S. federal and state income taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition in accordance with application of the provisions of ASC 740, "Accounting for Income Taxes. This determination will always be subject to ongoing re-evaluation as facts and circumstances may require. The Company remains subject to U.S. Federal and State income tax audits for all periods.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements of Investments in Securities

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements" effective January 1, 2009. the pronouncement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The standard establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Fair Value Measurements of Investments in Securities (continued)

*Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
*Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company owned $210,821 of Level 1 positions at market December 31, 2012.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five years for equipment and the lesser of the estimated useful life or the lease term for leasehold improvements. During 2011, the Company made a deposit toward the equipment costs related to an anticipated move or expansion of its offices. In 2012, that deposit was refunded.

Commitments and Contingencies

The Company paid an affiliate $5,000 per month for its allocated share of rent expense during 2012.

Concentration

The Company maintains cash balances at financial institutions subject to Federal deposit Insurance ("FDIC") regulations. At times, the amounts on deposit exceed the FDIC insurance limit of $250,000. The Company does not expect to incur any losses regarding this concentration.

At December 31, 2012, the Company's assets are receivable from, and securities held with, its Clearing Brokers. The Company does not expect to incur any losses regarding this concentration.

## NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(12 to 1 in the first year operations). At December 31, 2012, the Company had net capital, as defined, of $140,424 which was $40,424 in excess of its required net capital of $100,000.

## NOTE 4 – OFF-BALANCE SHEET RISK

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. Its money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on its proprietary accounts.

In the normal course of business, the Company's trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other brokers are unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE 5 – SUBSEQUENT EVENT

The Company has evaluated subsequent events through the date these financial statements were available for issuance on February 28, 2013.

# SUPPLEMENTARY INFORMATION

# LEGEND TRADING LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

| | |
|---|---|
| Total members' equity | $ 185,827 |
| Deductions and/or charges: | |
| Non allowable assets | 15,693 |
| Net capital before haircuts on securities positions | 170,134 |
| Haircuts | (24,860) |
| Undue Concentration Charges | (4,850) |
| Net capital | 140,424 |
| Minimum net capital | 100,000 |
| Excess net capital | $ 40,424 |
| Aggregate indebtedness: | |
| Accounts payable and accrued expenses and due to clearing broker | $ 63,924 |
| Ratio: aggregate indebtedness to net capital | 46% |

See notes to financial statements.

# LEGEND TRADING LLC

## RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIAOF FORM X-17A-5 DECEMBER 31, 2012

### AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Aggregate indebtedness as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2012 | $ 58,734 |
| Reconciling Items: | |
| Additional accrual | 5,195 |
| Miscellaneous | (5) |
| | $ 63,924 |

### NET CAPITAL

| | |
|---|---|
| Net capital, as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2012 | $ 145,789 |
| Reconciling Items: | |
| Additional accrual | (5,195) |
| Change in undue concentration | (169) |
| Miscellaneous | (1) |
| | $ 140,424 |

SELIGSON & GIANNATTASIO, LLP
Certified Public Accountants and Consultants

723 N. Broadway
White Plains, NY 10603
Phone: (914) 428-5560

60 East 42nd St. 46th Floor
New York, NY 10165
Phone: (646) 580-2675

175 Central Avenue
Farmingdale, NY 11735
Phone: (516) 350-8710

28 Brunswick Avenue
Edison, NJ 08817
Phone: (732) 993-8235

42 Main Street Suite 200
Bridgeport, CT 06606
Phone: (203) 212-9781

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
LEGEND TRADING LLC

In planning and performing our audit of the financial statements and supplementary information of Legend Trading LLC (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 1 5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, count, verifications, and comparisons and recordation of differences required by Rule 17a-13.

[2] Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses We did not identify any deficiencies in internal control or control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
White Plains, New York
February 28, 2013